Exhibit (15)(10)(iii)(A)(25)

IMPERIAL OIL LIMITED

DEFERRED SHARE UNIT PLAN

1.	Plan Purpose

The purpose of the Deferred Share Unit Plan for (the “Plan”) is to provide to selected executives an additional motivation to promote sustained improvement in the Company’s business performance and shareholder value by allowing them to have all or a part of their annual performance bonus awards tied to the long term growth in value of the Company’s common shares.

2.	Description of Units

(a) This motivation is provided by the grant of Deferred Share Units (the “DSU”), which give the Plan participant the right, subject to the terms and conditions herein, to receive from the Company, after termination of employment with the Company or an affiliate of the Company designated for the purpose of this Plan (the “Designated Affiliate”), an amount in respect of each DSU that is equal to the Exercise Price (as defined below) of the DSU.

(b) The Exercise Price of a DSU for a Plan participant is the average of the closing prices of common shares of the Company on The Toronto Stock Exchange for the five consecutive trading days (the “Average Closing Price”) immediately prior to the date that the DSU is exercised by the Plan participant.

3.	Eligibility and Awards

(a) DSU’s will be granted only to those executives who are selected by the Company, from time to time, to be a Plan participant and who, within the time periods and in the form of election specified by the Company, elect to receive all or a part of the Plan participant’s next potential annual performance bonus award in DSU’s. Individual awards under this Plan will not necessarily be granted annually.

(b) The number of DSU’s granted to a Plan participant for any year will be determined by dividing (i) the dollar amount of the annual performance bonus award that the Plan participant elected to receive as DSU’s for that year by (ii) the Average Closing Price immediately prior to the earliest date, as determined by the Company, that the entire annual performance bonus award would have been paid to the Plan participant (the “Bonus Payment Date”). Those DSU’s will be granted effective the Bonus Payment Date.

(c) A Plan participant will be granted additional DSU’s, in respect of the Plan participant’s unexercised DSU’s, on the dividend payment dates for the common shares of the Company. The number of such additional DSU’s will be determined for each cash dividend payment date by (i) dividing the cash dividend payable for a common share of the Company by the Average Closing Price immediately prior to the payment date for that dividend and then (ii) multiplying that resultant number by the number of unexercised DSU’s held by the Plan participant on the record date for the determination of shareholders entitled to receive payment of such cash dividend.

(d)	Any fractional DSU’s that are granted to a Plan participant will be rounded to the nearest tenth of a DSU.

(e) If the Company believes that a Plan participant (1) may have engaged in activity that may be detrimental to the Company or (2) may have accepted employment with another employer or otherwise intended to terminate employment with the Company or Designated Employer other than with the consent of Company, the Company may suspend such Plan participant’s DSU’s pending an investigation of the matter.

(f) The grant of DSU’s is provisional until cash is paid in settlement thereof, except to the extent the Company shall have declared the DSU’s to be vested and non-forfeitable. If, while the grant of DSU’s is provisional, (1) the Plan participant terminates employment with the Company or a Designated Affiliate other than with the Company’s consent, except for termination of employment due to death, or (2) the Plan participant is determined by the Company to have engaged in activity that is detrimental to the Company, the DSU’s shall be forfeited, if the Company so determines, as of the time of termination of employment, or the date such activity is determined to be detrimental, as the case may be.

4.	Exercise of DSU’s

(a) DSU’s may be exercised only after termination of employment, including termination of employment due to death, with the Company or a Designated Affiliate.

(b) No DSU may be exercised unless all of the DSU’s granted to a Plan participant are exercised by the Plan participant on the same date.

(c) DSU’s may be exercised by a Plan participant by a written notice of exercise sent to the Company at such address as the Company may specify from time to time. The Plan participant must specify in the notice of exercise an exercise date for the DSU’s granted to the Plan participant, which exercise date must be not earlier than the date of actual receipt by the Company of the written notice to exercise DSU’s. In addition, except as provided in subparagraph 4(d)(i), the exercise date of a Plan participant’s DSU’s must be no later than December 31 of the year following the year in which the termination of employment of the Plan participant occurred (the “Final Exercise Date”). If a Plan participant’s DSU’s are not exercised by the Plan participant by the Final Exercise Date, then those DSU’s will be deemed to be exercised on the Final Exercise Date.

(d) For U.S. taxpayers, subject to United States Internal Revenue Code, Section 409A, for DSU’s earned after December 31, 2004,

(i)	the exercise date must not be later than five (5) months after the date of termination of employment, including termination of employment due to death, with the Company or a Designated Affiliate (the “Final Exercise Date”). If the Plan participant’s DSU’s are not exercised by the Plan participant by the Final Exercise Date, then those DSU’s will be deemed to be exercised on the Final Exercise Date; and
(ii)	the date for the cash payment from the Plan will be six (6) months after the date of termination of employment, including termination of employment due to death, with the Company or a Designated Affiliate.

5.	Method of Payment

(a) Except as provided in subparagraph 4(d)(ii), a cash payment will normally be made as soon as practicable after the exercise date for a Plan participant’s DSU’s.

(b) Payments will be reduced by any amount required to be withheld by government authority.

6.	Significant Changes

In the case of any subdivision, consolidation, reclassification of the shares of the Company, or other relevant change in the capitalization of the Company or the payment of a dividend on the shares of the Company other than in cash, the Company, in its discretion, may make appropriate adjustments in the number and Exercise Price of granted DSU’s, and an adjustment by the Company shall be conclusive as to the number of DSU’s and Exercise Price for a DSU and shall be final and binding upon all persons.

7.	Other

(a) The Company reserves the right to amend, suspend, or terminate the Plan at any time with respect to future grants of DSU’s, including but not restricted to the future grant of DSU’s after a Plan participant has elected to receive all or part of a potential annual performance bonus award but before DSU’s are granted to the Plan participant for that election.

(b) The Company shall maintain a record of DSU’s granted to Plan participants and that record shall be final and binding upon all persons.

(c) No right created by the granting of a DSU can be pledged in any circumstance, nor can it be assigned except in the case of death. Any attempt to pledge or assign may, in the discretion of the Company, result in forfeiture of the rights created herein.

(d) The Company will determine conclusively all questions arising in the administration or interpretation of this Plan and such a determination shall be final and binding upon all persons.